SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

GLOBAL IMAGING SYSTEMS, INC.

(Name of Subject Company)

GLOBAL IMAGING SYSTEMS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

37934A100

(CUSIP Number of Class of Securities)

Thomas S. Johnson

Chairman and Chief Executive Officer

Global Imaging Systems, Inc.

3820 Northdale Boulevard, Suite 200A

Tampa, Florida 33624

(813) 960-5508

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Joseph L. Johnson III, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109-2881 (617) 570-1000	J. Hovey Kemp, Esq. Goodwin Procter LLP 901 New York Avenue, NW Washington, DC 20001 (202) 346-4000

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Xerox Agrees to Buy Global Imaging Systems Inc.

April 2007

TALKING SHEET FOR FREQUENTLY ASKED QUESTIONS

OF GLOBAL EMPLOYEES

These bullet points are intended to aid your communication regarding the merger. Please answer all questions carefully, or forward them to the appropriate corporate personnel.

When will Global start selling Xerox products?

Global will start selling Xerox document management products following the close of the acquisition.

Will Global continue to sell competitive equipment as part of Xerox?

We expect to continue with our multi-vendor sales approach, adding Xerox to our offerings.

We expect that our current vendors will honor their contracts with Global and continue supplying products.

Over time, we expect that the majority of Global’s sales will be from Xerox products.

Will Global become an exclusive provider of Xerox equipment?

Our primary objective is to continue servicing our customers’ needs. We believe we can do this primarily with Xerox products – but understand that some customers may still require other vendors’ products.

For at least the next 18 months – if not longer, we expect that we will continue with our multi-vendor sales approach, adding Xerox to our offerings.

We do expect in time that the majority of Global’s sales will be from Xerox systems and supplies, especially as we expand our offerings through Xerox’s growing product portfolio for SMB customers.

How much of Global’s business is in document management technology?

About 80 percent of Global’s revenue is from document equipment, supplies and service.

Will Global continue to sell network integration services and electronic presentation systems?

Yes.

Global will continue to sell network integration products and services as well as electronic presentation systems (projectors, screen and sound systems).

As part of Xerox, will Global continue its aggressive acquisition strategy as it has over the past few years?

Yes. Acquisitions are part of the successful Global business model and funding for acquisitions is included in this model.

How do you expect your customers will respond?

Very positively. Our customers rely on us for reasonably priced, quality technology and local service. This news does not change the way Global supports its customers. Global will continue to provide local service on all products – and now is able to extend their offerings by adding the Xerox portfolio of products. We get the best of both worlds: great local service and access to Xerox’s extensive product line.

Will Global continue to use GE Capital and other third-party leasing companies to support their leasing program?

Yes.

Will Global’s back office support remain decentralized in Core Companies?

Yes, we don’t expect to make any changes to our company name or operating structure. It has proven to be quite successful.

What specific products will Global sell?

Global will, over time, offer the full range of Xerox office and production products and supplies, including all Phaser and WorkCentre printers and multifunction systems, as well as Xerox Nuvera and DocuColor digital presses, Xerox paper and other media stocks.

Will Global sell Xerox supplies?

Yes.

Who will service Xerox products sold by Global?

We have our own dedicated force of 1,700 service professionals that are trained to support several vendors’ products. We’ll be training them on supporting Xerox systems – and expect the service model to stay the same.

Will you maintain the Global brand? What about the core companies’ names?

The core companies will maintain their own branding and identities.

Who will head up Global for Xerox?

Tom Johnson, who founded the company and is now chairman and CEO, will lead Global, along with Michael Shea, President and COO. Both will report directly to Jim Firestone, President of Xerox North America.

Will Global retain its headquarters in Tampa?

Yes

Will all Global employees join Xerox?

As a wholly owned subsidiary, Global employees remain employees of their core companies.

Will they be covered under Xerox’s benefit plans?

No immediate changes will be made. Global’s employees will remain employed by Global or their core companies.

What is the size/scope of Xerox’s other channels?

Xerox’s U.S. sales channels today include approximately:

•	500 Xerox-exclusive authorized sales agencies that employ more than 2,200 sales representatives.

•

400 Xerox authorized dealers: markets workgroup fax and mid-range digital multifunction devices through more than 200 Xerox Authorized Dealers and independent office equipment dealers. These dealers are independent businesses – locally owned and managed – with showroom, office and warehouse facilities.

•

9,000 resellers carrying Xerox products: Xerox color and black-and-white network printers, as well as workgroup fax and multifunction devices. Resellers are the primary sales channel for Xerox office printers.

Additional Information

The tender offer described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Xerox Corporation will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”). Investors and Global Imaging System, Inc.’s security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by Global Imaging Systems, Inc. with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s Web site at www.sec.gov.

Safe Harbor for Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements All statements included in this document concerning activities, events or developments that Xerox Corporation and Global Imaging Systems, Inc. expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Global Imaging Systems, Inc.’s business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Global Imaging Systems, Inc.’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.

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